December 22, 2004

Ms. Kim Browning

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: The Calvert Fund

File numbers 2-76510 and 811-3416

Dear Ms. Browning:

This Form AW, Amendment Withdrawal Request, is submitted per Rule 477 of the Securities Act of 1933 to withdraw all of the filings (see below for the respective accession numbers and form types) made under Rule 485(a) for the creation of the Calvert Long Duration Income Fund, because these prior filings included a joint prospectus (grouping the new fund with two other existing bond funds), when in fact, the new fund will be offered in a standalone prospectus for its December 31, 2004 launch.

The filings I am withdrawing are as follows:

Filing and Form Type Accession Number
485A filed on 4/2/04, accession number	0000701039-04-000007
485B filed on 10/18, accession number	0000701039-04-000028

485BXT filed on 5/27, accession number	0000701039-04-000012
485BXT filed on 6/29, accession number	0000701039-04-000020
485BXT filed on 8/12, accession number	0000701039-04-000024
485BXT filed on 9/13, accession number	0000701039-04-000026
485BXT filed on 10/29, accession number	0000701039-04-000029
485BXT filed on 11/30, accession number	0000701039-04-000031

Form AW filed on 12/21, accession number	0000701039-04-000035

Please note that I am not withdrawing the filings that were made on April 5, 2004 and April 21, 2004 for the Class I prospectus, which is not affected by the withdrawal.

As always, should you have any questions, please contact me at 301-951-4858.

Very truly yours,

/s/ Ivy Wafford Duke

Ivy Wafford Duke

Associate General Counsel